CERTIFICATE OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       FOR
                           NEVADA PROFIT CORPORATIONS
                       (Pursuant to NRS 78.385 and 78.390)

1.   Name of corporation: Med-Tech Solutions, Inc.

2. The articles of incorporation of the Corporation are hereby amended by replacing Article IV, in its entirety, with the following:

     "The aggregate number of shares which the Corporation shall have authority to issue is Six Hundred Million (600,000,000) shares of capital stock consisting of Five Hundred Million (500,000,000) shares of common stock, $0.001 par value per share ("Common Stock"), and One Hundred Million
     (100,000,000) shares of preferred stock, $0.001 par value per share ("Preferred Stock").

     The authority to issue the Preferred Stock shall be vested in the board of directors. The board of directors, without shareholder action, may amend the Corporation's Articles of Incorporation pursuant to Section 78.195 and
     Section 78.1955 of the Nevada Revised Statutes to:

     (i) create one or more series of Preferred Stock, fix the number of shares of each such series, and designate, in whole or part, the preferences, limitations, and relative rights of the series, all before the issuance of any shares of that series;

     (Continued on Schedule A).

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 50.49%

4.   Effective date of filing (optional): October 27, 2006

5.   Officer Signature (required): /s/ Mark A. McLleary Chief Executive Officer.

                                   SCHEDULE A


     (ii) alter or revoke the preferences, limitations, and relative rights granted to or imposed upon any wholly unissued series of Preferred Stock; or

     (iii) increase or decrease the number of shares constituting any series, the number of shares of which was originally fixed by the board of directors, either before or after the issuance of shares of the series, provided that the number may not be decreased below the number of shares of the series then outstanding, or increased above the total number of authorized shares of Preferred Stock available for designation as part of the series.

     The preferences, limitations, and relative rights of the Preferred Stock or any series of the Preferred Stock may include, but is not limited to, Preferred Stock that (a) has special, conditional or limited voting rights, or no right to vote; (b) is redeemable or convertible; (c) entitles the holders to distributions calculated in any manner, including dividends that may be cumulative, non-cumulative, or partially cumulative; (d) and Preferred Stock that has preference over the Common Stock with respect to distributions, including dividends and distributions upon the dissolution of the corporation. The above-described authority of the board of directors to fix and determine may be exercised by corporate resolution from time to time as the board of directors sees fit."


(b) Each outstanding share of Common Stock of the Company held by a stockholder of the Company as of the close of business on October 25, 2006 shall be forward split on ten-for-one (10-1) basis, such that the issued and outstanding shares of Common Stock shall be increased from 10,100,000 prior to the forward stock split to 101,000,000 following the forward stock split.